1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William Tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

January 13, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Dominic Minore and Megan Miller

Re:	Fifth Street Finance Corp.
Registration Statement on Form N-2
File Number: 333-214129

Ladies and Gentlemen:

Fifth Street Finance Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form N-2 (Registration No. 333-214129) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Commission communicated in phone calls on December 8, 2016 between Dominic Minore of the Staff and William Tuttle and Matthew Carter of Dechert LLP, outside counsel to the Company, and on December 13, 2016 between Megan Miller of the Staff and William Tuttle relating to the Registration Statement. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 2, as filed and marked with the changes from the initial filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 2.

Legal Comments

1.	We note the response to comment #6 in your letter dated November 21, 2016 and reissue the comment that presentation of the hurdle rate or the “catch-up” on an “annualized” basis is inappropriate and should, therefore, be deleted.

Response:

As requested, the Company has revised the disclosure in the prospectus included in Amendment No. 2 regarding the hurdle rate or “catch-up” to no longer present such amounts on an annualized basis, and, in financial statements for periods ending on or after December 31, 2016, the Company will no longer present the hurdle rate or “catch-up” on an annualized basis.

Dominic Minore and Megan Miller January 13, 2017 Page 2

2.	Please revise the second row of the illustration on page 22 of Amendment No. 1 to the Registration Statement to use a minus sign, rather than parenthesis, to delineate negative numbers.

Response:

As requested, the Company has modified the presentation of the information shown in the second row of the illustration to use a minus sign to delineate negative numbers.

3.	We note the response to comment #16 in your letter dated November 21, 2016. Please revise the Registration Statement to include disclosure that the Company will limit its investments in entities, excluding Senior Loan Fund JV I, LLC, that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (typically private equity funds and hedge funds) to no more than 15% of its net assets.

Response:

The Company respectfully submits that it is not aware of any formal rule or other written Commission guidance that limits the Company’s investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act to 15% of its net assets although the Company is subject to the requirements of Section 55 of the 1940 Act.  Notwithstanding the foregoing, however, as requested, the Company has revised the disclosure in Amendment No. 2 to confirm that it will not invest more than 15% of its net assets in entities (excluding Senior Loan Fund JV I, LLC) that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Dominic Minore and Megan Miller January 13, 2017 Page 3

4.	We note the response to comment #18 in your letter dated November 21, 2016. We reissue the second paragraph of the comment to undertake to clear all Staff comments prior to the commencement of any debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement filed with, or incorporated by reference into, the Registration Statement at the time of effectiveness.

Response:

The Company hereby undertakes to clear all Staff comments prior to the commencement of any debt offering whenever the preliminary prospectus supplement materially differs from the forms of prospectus supplement incorporated by reference into the Registration Statement at the time of effectiveness. The Company notes that the forms of prospectus supplement for retail notes offerings and institutional notes offerings were filed with the Commission on February 10, 2014 are the forms of prospectus supplement that are incorporated by reference into the Registration Statement. Consistent with its undertakings in connection with the Registration Statement on Form N-2 (File No. 333-192770) initially filed with the Commission on December 11, 2013, the Company further confirms that it will comply with the provisions of the 1940 Act, including Section 18 of the 1940 Act, as made applicable to business development companies by Section 61 of the 1940 Act, in any debt offering under the Registration Statement. In addition, if any debt offering includes a provision that permits the conversion of such debt securities into common stock of the Company, the Company will comply with Section 61 of the 1940 Act or other interpretive guidance issued by the Staff thereunder, including that set forth in Bunker Hill Income Sec. (SEC No-Action Letter, pub. avail. Oct. 29, 1982).

Accounting Comments

5.	We note the disclosures in the Schedule of Investments in the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016. Please be advised that amendments to Rule 12-12 of Regulation S-X that become effective on August 1, 2017 will require the Company to (i) provide both the referenced rate and spread and the end-of-period interest rate for each investment or (ii) disclose each referenced rate at the end of the period.

Response:

The Company acknowledges the Staff’s comment and undertakes to adhere to the requirements of the amendments to Rule 12-12 of Regulation S-X in its financial statements issued on or after August 1, 2017.

6.	We note the disclosure in Note 2 to the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 regarding the basis for consolidation. In future filings, please consider naming each consolidated subsidiary to provide further clarification.

Response:

As requested, in connection with future filings, the Company will consider naming each consolidated subsidiary in the notes to its financial statements.

Dominic Minore and Megan Miller January 13, 2017 Page 4

7.	We note in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 that there were material increases in the level of the Company’s non-accrual and non-performing assets between September 30, 2015 and September 30, 2016. In accordance with Item 303 of Regulation S-K, please disclose in future filings known trends and uncertainties regarding the Company’s investment portfolio that have had or may reasonable be expected to have a material impact on the Company’s operations.

Response:

As requested, in accordance with Item 303 of Regulation S-K, the Company will disclose in future filings known trends and uncertainties regarding the Company’s investment portfolio that have had or may reasonably be expected to have a material impact on the Company’s operations.

8.	Please confirm that the lenders under the Deutsche Bank facility and the Credit Suisse facility do not have recourse to the Company other than to the extent of the Company’s unfunded capital contributions to SLF JV I.

Response:

The Company confirms that the lenders under the Deutsche Bank facility and the Credit Suisse facility do not have recourse against the Company other than to the extent of the Company’s unfunded capital contributions to SLF JV I.

9.	We note the response to comment #5 in your letter dated November 21, 2016. Please confirm to us in your response letter that the Company does not in the upcoming year intend to make investments in an “Acquired Fund,” as the term is defined in Instruction 10.a. to Item 3.1. of Form N-2 and, for the avoidance of doubt, including SLF JV I, at a level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses, including expenses of SLF JV I, is nonetheless included in “Other Expenses” or that the Company does not intend to invest in an Acquired Fund.

Response:

As requested, the Company hereby confirms that it does not in the upcoming year intend to make investments in any “Acquired Fund”, including SLF JV I, at a level that triggers the need for disclosure of an Acquired Fund Fees & Expenses line item in the fee table. Any applicable Acquired Fund Fees and Expenses, including expenses of SLF JV I, are nonetheless included in the “Other Expenses” line item.

Dominic Minore and Megan Miller January 13, 2017 Page 5

10.	In footnote (9) to the Fees and Expenses table, please insert “consolidated” before “subsidiaries”.

Response:

As requested, the Company has inserted the word “consolidated” before “subsidiaries” in footnote (9) to the Fees and Expenses table.

11.	We note the disclosure in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 regarding certain insurance recoveries. The Consolidated Statements of Assets and Liabilities notes that there were insurance recoveries receivable of approximately $19.7 million as of September 30, 2016, the disclosure in the Consolidated Statements of Operations notes that there were expenses associated with insurance recoveries of approximately $19.4 million during the year ended September 30, 2016 and the disclosure in note 16 notes expected insurance recoveries of $19.4 million. Please explain the discrepancy between $19.4 million and $19.7 million.

Response:

The Company respectfully submits that, as of September 30, 2016, there was an additional insurance recovery receivable of $0.3 million under an umbrella insurance policy where it was the lead policyholder for which the cash was not received until October 2016. This amount was related to costs incurred in previous periods by the investment adviser and Fifth Street Senior Floating Rate Corp. (and not by the Company) and was therefore recorded as of September 30, 3016 as a $0.3 million receivable from the insurance carriers and a $0.3 million payable to the investment adviser and Fifth Street Senior Floating Rate Corp., which entries had no profit or loss impact to the Company.

12.	We note the disclosure in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 regarding a material weakness in internal control over financial reporting. Please provide us with additional detail regarding the material weakness, including clarification of what occurred to cause the material weakness, the financial statement impact for the fiscal years ended September 30, 2015 and 2016 and the programs and controls being implemented to remediate.

Response:

The material weakness disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 is a continuation of the unremediated material weakness originally identified in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015, which consisted of the aggregation of four significant control deficiencies and other lesser, but related, control deficiencies. While these aggregated deficiencies did not result in a material misstatement in the financial statements for the fiscal years ended September 30, 2015 or 2016, the magnitude of the deficiencies relating to data integrity associated with financial information could have resulted in a material misstatement in the financial statements.

Dominic Minore and Megan Miller January 13, 2017 Page 6

The aggregated deficiencies related specifically to fee income, communication of accounting policies between departments, data associated with investment analysis, formalized policies on expense allocation and approval of wire transfers. The material weakness was caused by the overall growth of the Company combined with a broader investment mix that resulted in bandwidth issues relating to personnel demands and communication between departments, which resulted in data integrity challenges.

As disclosed in note 2 to the audited financial statements as of and for the fiscal year ended September 30, 2016, out-of-period adjustments were recorded as of and for the three months ended December 31, 2014. The net impact on net assets for these out-of-period adjustments was an increase of $1.0 million and related primarily to errors in recognizing fee income at deal close when the amounts did not represent a separately identifiable revenue stream and instead were more related to underwriting the investment and were a part of the original issue discount.

During the fiscal year ended September 30, 2016, the Company remediated the significant deficiency relating to fee income by formalizing policies and procedures and communicating them throughout the organization, adding additional specific transaction checklists for each transaction, implementation of a quarterly meeting of key members of the accounting, investment and portfolio management teams, and senior management review of conclusions regarding fee income. Further, the Company added senior accounting and financial reporting personnel with higher levels of experience, outsourced a number of certain clerical/low complexity accounting activities in order to focus on more critical areas, engaged a “big four” accounting firm to assist on technical accounting matters (including the accounting for complex non-routine transactions, on an ad-hoc basis) and reallocated certain existing internal resources.

The Company also remediated two other significant deficiencies relating to communication of understanding of accounting policies between departments and approval of wire transfers that were part of the aggregation associated with data integrity through these same steps in the 2016 fiscal year.

In the 2017 fiscal year, the Company is addressing the remaining significant deficiency initially identified in fiscal year 2015 related to formalizing the policies around expense allocation as well as a control deficiency over data used in investment analysis that increased from a control deficiency to a significant deficiency in the Company’s 2016 fiscal year. The Company has implemented the remediation plan for the expense allocation policies and is awaiting the appropriate time seasoning to illustrate operating effectiveness. With respect to the data used in investment analysis, the Company remains in the process of refining its remediation approach. Neither of these items resulted in an adjustment to the financial statements for the fiscal years ended September 30, 2015 or 2016.

Dominic Minore and Megan Miller January 13, 2017 Page 7

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Patrick Dalton, Fifth Street Finance Corp.

Steven Noreika, Fifth Street Finance Corp.

Kerry Acocella, Fifth Street Finance Corp.